

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Richard Hull
Chief Executive Officer
Miso Robotics, Inc.
680 East Colorado Blvd, Suite 500
Pasadena, CA 91101

   Re: Miso Robotics, Inc.
     Offering Statement on Form 1-A
     Filed January 2, 2024
     File No. 024-12380

Dear Richard Hull:

  We have reviewed your offering statement and have the following comments.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed January 2, 2024

Summary of the Offering
Implications of Being an Emerging Growth Company, page 6

1. It is not clear why you have provided disclosure regarding reduced reporting requirements available to emerging growth companies under the JOBS Act. Please revise your disclosure to clarify why this information is relevant to you. For example, if you anticipate becoming a reporting company during the course of this offering, please disclose that clearly.

Risk Factors
Risks Related to Our Company
Certain intellectual property rights of the Company may be abandoned..., page 8

2. Please disclose the deadline(s) for maintaining the status of your most significant patent(s).

The Company's Business, page 16

3.   We note your disclosure on pages 7 and F-12 that your revenue is concentrated among two customers. Please provide narrative disclosure here regarding customer concentration. Refer to Item 7(a)(2) of Form 1-A. In addition, please tell us what consideration you gave to filing any agreements you have with these two customers. Refer to Item 17(6) of Form 1-A.

Use of Proceeds, page 16

4.   We note your disclosure on page 5 that proceeds from this offering will be used to repay debt. Please include disclosure about the repayment of debt in the Use of Proceeds section. Refer to Instructions to Item 6 of Form 1-A.

Principal Products and Services, page 17

5.   You disclose that you dedicate 80% of your "efforts" to Flippy and 20% to Innovation Labs. Please revise to explain to what "efforts" refers.

6.   We note your disclosure that Flippy is designed with "extensive AI skill sets and machine learning capabilities." Please revise to explain how your product uses artificial intelligence and machine learning.

Liquidity and Capital Resources , page 22

7.   Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 9(b) of Form 1-A. Similar concerns apply to your disclosures for the fiscal periods ended June 30, 2023 and 2022 on page 24.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended December 31, 2021 and 2022
Results of Operations, page 22

8.   Please identify and quantify the reasons for the changes in your net revenue year over year. Consider discussing the changes in your revenue by your disaggregation of revenue. Further, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify causes of changes in your operating results, also describe the reasons underlying the immediate causes. For example, you state that general and administrative expenses increased from personnel and salary expenses and professional fees in support of your Regulation A offering. In addition, provide disclosure to explain

the changes in cost of net revenue period over period. Refer to Item 9(a) of Form 1-A. Similar concerns apply to your disclosures for the fiscal periods ended June 30, 2023 and 2022 beginning on page 23.

Directors, Executive Officers and Significant Employees, page 27

9. Please revise your disclosure to include the term of office and approximate number of hours per week that part-time employees work for you. In this regard, we note your disclosure on page 8 that several of your officers work part-time for you. Refer to Item 10 of Form 1-A.

Compensation of Directors and Executive Officers, page 30

10. Please provide executive compensation disclosure for the year ended December 31, 2023.

Security Ownership of Management and Certain Securityholders, page 31

11. Please revise to disclose the voting securities beneficially owned by all executive officers and directors. Refer to Item 12(a)(1) of Form 1-A. In addition, disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by each of the entities identified.

Consolidated Balance Sheet, page F-5

12. Tell us and disclose the nature of your restricted cash. In addition, tell us how you determined that this restricted cash is a long-term asset.

Notes to the Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition , page F-11

13. Your disclosure on page 17 states that as of October 1, 2023, you have 17 Flippy units leased to partners. However, your revenue recognition policy states that you generate revenue through hardware installation and software usage. Please reconcile and revise these apparent differences. Further, we note your disclosure on page F-12, under Cost of Net Revenues, that this consists of inventory sold and parts used in building machines for sale or lease, among other items. Your revenue recognition policy also does not appear to address these items. Please advise or revise accordingly. In addition, expand your disclosure on page 17 under Principal Products and Services to explain how you currently generate revenue.

Disaggregation of Revenue, page F-12

14. You disclose that the table presents the Company's revenue disaggregated by revenue source. However, no table is provided. Please provide this table of disaggregated revenue.

Note 11. Commitments and Contingencies
Leases, page F-22

15.   It appears that you have place holders, but have omitted several tables and amounts in this footnote disclosure. Please revise to include these amounts.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson